SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at February 27, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 27, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641-8729;1377 www.greatchinamining.com

2006 PROGRAM LAUNCHED AT XIETONGMEN
Five Drill Rigs Currently in Action

February 27, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Ltd. (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce that the 2006 program has commenced at the Xietongmen Project site, located 240 kilometres from the city of Lhasa in Tibet, People's Republic of China. Continental is the operator of the project, and holds a 50% interest in the parent holding company that owns 100% of the Xietongmen Project. Continental expects to complete the expenditures required to earn an additional 10% (for a combined 60%) interest by April 2006.

Drilling in 2005 outlined a significant porphyry copper-gold deposit, with excellent potential for expansion. Building on that success, a comprehensive program is planned for 2006, encompassing expanded technical studies and community and stakeholder engagement activities. The objectives are to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

Drilling, Engineering, Environment and Socio-economic Studies

The northwest-southeast trending Xietongmen deposit was tested by 21,000 metres of drilling in 2005 over an area of approximately 900 metres by 400 metres. The 50-metre drill spacing demonstrated strong continuity to the copper and gold mineralization, both laterally and vertically, and an average thickness of 200 metres. The initial estimate of the mineral resources [1], at a 0.5% copper equivalent cut-off, includes:

-Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper-equivalent), containing 2.49 million ounces of gold and 1.15 billion pounds of copper; plus

-Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper-equivalent), containing 550,000 ounces of gold and 273 million pounds of copper.

The deposit remains open to the north, south and east, so there is excellent potential for expansion. Drilling is ramping up with five (out of a total of ten) rigs already on site; 22,000 metres are planned to expand the deposit.

Surface exploration in 2005 outlined several anomalous areas elsewhere on the property that need to be drill tested. A ground magnetic survey is currently underway to better define areas of mineralization. Drilling is planned to test geophysical and copper-gold anomalies.

Extensive engineering studies have been initiated, and 8,000 metres of drilling will be directed toward collecting data to support these studies. Some holes will be drilled to provide additional samples to complete metallurgical testwork, and others will be directed toward assessing the geotechnical and hydrological characteristics of the deposit and site for mine and infrastructure planning.

Ensuring that the project proceeds in a manner that respects local socio-economic priorities, incorporates a high standard of environmental management and provides direct tangible benefits to local communities are key objectives of the programs at Xietongmen. These principles will guide on-the-ground programs and development of environmental and social impact assessments.

Expanded Stakeholder Engagement

A community engagement program was initiated in 2005, with the goal of establishing an active dialogue with the residents in the local Tibetan villages and various authorities in the region to discuss and gain input on plans for the project, and to assess what other local benefits it could provide. In its early stages in 2005, local villagers were employed as samplers, trail builders and in other activities at site and residents of Rikaze worked in the core logging facilities located there. In addition, project staff met with teachers at a community school to discuss what resources might be needed. Since it is necessary for many of the children to board at the school, there was a need for additional furniture and bedding to make dormitories and eating areas more functional. The project was able to assist in the acquisition of some of these resources, as well as additional books and sporting equipment.

As project activities will be accelerated in 2006, the community engagement program will also be expanded. Formal baseline socio-economic and environmental studies will be in progress, and one priority is to train local people to assist with data collection. Longer term plans are also being developed, in conjunction with local and national agencies, to assess and develop the skills of the local people. This would include broadening their understanding of the mine development process, assessing their interest in employment opportunities at the potential operation or in other local services, and initiating the necessary educational programs.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:

Coninental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Measured and Inferred Resources

This news release also uses the terms "measured resources" and "inferred resources". Continental Minerals Ltd. and Great China Mining Inc. advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

[1]The estimate was prepared by Continental staff and audited by Gregory Mosher, P.Geo., of Wardrop Engineering, an independent qualified person. By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)